Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Pomona Investment Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$93,323,316.62	0.0001531	$14,287.80

Total Transaction Valuation:		$93,323,316.62
Total Fees Due for Filing:				$14,287.80
Total Fees Previously Paid:				14,287.80
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	The fee of $14,287.80 was paid in connection with the filing of the Schedule TO-I by Pomona Investment Fund (File No. 005-89919) on September 22, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of December 31, 2025.